Filed by Li-Cycle Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

VIAVID

communications simplified.

Li-Cycle Corporation

Wedbush Electric Vehicle Conference

April 12, 2021

CORPORATE PARTICIPANTS

Dan Ives, Analyst, Wedbush Securities

Ajay Kochhar, President and Chief Executive Officer, Li-Cycle Corporation

PRESENTATION

Dan Ives

While everyone joins in, let me read the compliance statement, then we’ll kick off. Super-excited for this one. Information is provided for general purposes only, should not be considered an individualized recommendation or advice. Investing involves risk, along with a possible loss of principal. There is no guarantee that an investment discussed here will be profitable or will not incur loss.

Super-excited to have as part of our Wedbush EV Day Ajay Kochhar, President and CEO of Li-Cycle. In terms of the EV supply chain being built out and everything that they’re doing on the recycling side, this is—I think it’s a fascinating topic and it’s something that I’ve been waiting for this for a while to really dive in with Ajay about his company and really everything they’re doing. So, thank you so much for being here.

Ajay Kochhar

Yes, a pleasure to be here, Dan. Thanks so much. Excited for this, too.

Dan Ives

So, maybe why don’t you start with maybe a little—whether it’s a little deck or sort of an overview and then we can get into Q&A, however you want to sort of handle it.

Ajay Kochhar

Yes, perfect, Dan. Let me take maybe five minutes to set the stage a bit, and I’ll only use two slides here, and then we can get into a dialog, which I think is more interesting for the folks listening in.

But, just to start from the top, this is Ajay Kochhar here again, one of the co-founders and the CEO of Li-Cycle, and I’m going to give you a little bit of the back story, but before I do that, I think, just to help understand where we sit as a company, we are a lithium-ion battery recycling company, we’re the largest in North America, we’re a commercial business, and I’ll talk more about that.

You know, it’s really interesting, from a macro perspective, we do find ourselves, of course, in our world today with these really exciting mega trends, and this is, of course, where this space the space has been focused, but we actually sit at the center of three, and I’m going to talk about that briefly now.

Of course, EVs, that’s the day-to-day lithium-ion batteries, and you can even broaden that to—this is the top part of this diagram here—around our daily lives. I would encourage you, maybe, take account one time how many lithium batteries you have around you, you know, from devices to appliances, and of course now you have EV is a huge driver. That’s obviously very part-and-parcel of who we are and what’s driving demand for our business.

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The bottom right, at the same time, we’re also very focused, from a value perspective of the company, on ESG, but we are a circular economy business. You wouldn’t often see a crossover of those two things together, but that is the nature of where we find ourselves at the intersection of.

At the bottom left, this is interesting. In addition to those two ESG new mobility drivers of lithium-ion batteries, we are an important secondary source, a critical secondary source of strategic materials. We’re going to talk today with Dan about this whole supply chain scaling and a big part of that is the supply of critical materials, meaning lithium, nickel, cobalt and more. I will say—I’ve been in this industry for awhile and it’s changed a lot in a very small period of time—there is, encouragingly, a larger appreciation of this issue of the bottleneck of critical materials that is going to and is coming about around the production of materials that go into lithium batteries to really fuel this whole electrification future. We are an important secondary source of that and, hence, just taking a step back from a macro perspective, we are the exposure to all of these things in one, and I think that’s important, because as you go along this chain, no matter the application of lithium-ion batteries, no matter the source, no matter what you want to believe there in terms of EVs, this is, of course, a critical part of the solution, is the cradle-to-cradle recycling of lithium batteries.

So, that’s just a little bit about the macro space, and I’m just going to do just a couple more minutes here briefly, and then we’ll go into Q&A.

Okay, who’s lifecycle then, and just to help level-set on that front. Personally, I’m an engineer by background, chemical engineer. Tim Johnston, my co-founder, and I founded this company five years ago, and we come from the lithium space. Our background, before we founded this company, was building and executing lithium chemical plants that produced materials that go into cathodes, then into cells, then into packs and EVs, and beyond, so very top end of the supply chain, the food chain, if you will, and for us, recycling was a glaring hole.

This space has changed a lot in a very short period of time. We were continuously wondering what is going to happen to all these batteries, one and two. We also were aware that as you make lithium-ion batteries, there’s manufacturing scrap, or rejects. So, before you even have the end-of-lifecycle, there’s a mega factory boom in the world today, 200-plus mega factories for battery manufacturing. Five, 10 years ago, it was zero, and then even five, six years ago, it was only in the 10s max. So, we’ve had massive growth in that space, but in lock-step with that you have manufacturing waste that needs to be recycled. We didn’t see the fit-for-purpose path to really make that happen.

What has been happening with batteries has really been thermal, and I’ll dive into this deeper with Dan, as needed; meaning, batteries have been going to historical supply chains, a lot of materials been lost, they’ve been really focused on nickel and cobalt recovery. But, when we were looking at this five years ago, it was just so frustrating, to be honest, that lithium, for example, was lost, and has been lost, through that process, and the other materials really haven’t been efficiently recovered.

I’m going to just touch it at a very high level now and then I’ll pause and I’ll it back over to Dan.

We run a two-stage model, patented, owned by the company, fully developed by us. This is the spoke-and-hub model.

In really simple terms, spokes are facilities that get close to where batteries are. So, batteries are close to population centers, EV penetration, battery manufacturing—remember, I was just talking about battery manufacturing waste. The whole focus here is to enable us to get to scale. We’ve developed this technology, it’s a mechanical approach. Everything we do is non-thermal, so much more environmentally friendly, but also much more economic for profitable recycling.

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We generate intermediate material close to the source. Why do we do this? Our customers, the EV, the battery manufacturers, we’ve over 40 of these, they bear the cost of logistics when it comes to shipping batteries, so they don’t want to be shipping far distances, they want a local solution, and our spokes, the mechanical facilities, or shredding facilities, these enable that.

Then, the second part of what we do is the hub, and we’ll talk about this more, but it’s essentially the wet chemistry conversion facility, where we take the intermediate product and go back to battery-grade materials, lithium, nickel, cobalt and more.

Where we are today—last comment—we have two commercial spokes, we have 40-plus battery supply customers. We have off-take, we’re a commercial business. This isn’t just a pie-in-the-sky plan. But, really, where we’re going is this hub, which is the production of the battery-grade materials. Lots of independent validation has gone into that, tons of de-risking.

Just to help tie it back to my macro commentary, and then I’ll pause, our hub facility in Rochester will be the largest cobalt producing source in the U.S., and it’s going to be a top-two producer of lithium and nickel in the U.S. As we talk about the supply chain, this is such a critical node and a key part of this whole EV supply chain scaling.

Dan Ives

Yes, that’s awesome, and thanks for that super-great sort of overview there, and I think—but, really, Rochester, that’s sort of—when you built there, that’s sort of the Holy Grail of the business model in terms of a differentiator. Is that the best way to think about that?

Ajay Kochhar

Yes, it’s really both, Dan. It’s a great question. At a high level, the simple way to think about it is our spokes help to secure supply and the hub is really the margin-enabler, right, so going back to those batter-grade materials. What baffled us a little when we got into this a couple years ago—what’s been happening before we came along, was very elongated, not fit-for-purpose supply chains, nickel smelting, essentially. So, you’d have a lot of brokering of batteries. Before we came along, batteries would be shipped ex-North America, typically, to Korea. So, we’ve done a big job of domesticating the actual production, right, not trying to ship batteries overseas.

You think about that from a high level, it’s like, my gosh, we need all these materials. The U.S. is a massive net consumer, not a producer, and the best resource that’s there is the aboveground resource, so we have to really tap into that, and the spoke is the first step of that, you get from battery to something that can be processed in the hub, and then the hub is really the enabler of the margin to make those battery-grade materials and for us to sell those back into the supply chain.

Dan Ives

That’s great, because, really, at the core, every battery that’s made is being used and ultimately gets recycled. I mean, at the core—we can talk about a green tidal wave, everything, but really, eventually, from the recycling side, I mean, that’s really how you differentiate and built your business, right, in terms of hub-and-spoke model, but really you’ve sort of—and correct me if I’m wrong—you’ve built a moat that seems to be pretty defendable here.

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Ajay Kochhar

Yes, yes, and briefly put, the moat is really IP, right? We have a whole IP portfolio layered, as well as technical know-how. It’s not simple, right?

Dan Ives

Patented, right?

Ajay Kochhar

Patented, yes. People look at this and they say, well, some parts, (inaudible) think are easy. It’s been traditionally very hard, both the pre-processing, the spoke and the hub, and the commercial aspects, Dan. Also, the contracts that we have for battery supply, the material on the sale the way out, that takes a lot of time, lot of qualification. You know the automotive space, it takes time.

Dan Ives

So, let’s dive in—because I think there’s a lot of confusion and I think it’s good to even clear up and differentiate what you do. Let’s say today I want to do—I want to go after this opportunity, I think it’s a massive investor. I get investors, we go after it. Walk through the barriers to entry, in terms of someone’s got a ton investment in the space, we’re going to bet on this recycling from wherever, experienced individual, why can’t—just walk through the differentiation.

Ajay Kochhar

Yes, for sure, for sure, and let’s keep in materials, technical, technology and commercial.

Dan Ives

Sure, great.

Ajay Kochhar

On the technology side, just imagine now the lithium-ion space, these are the challenges, right? So, you have all sorts of batteries, small batteries all the way up to EV batteries, all types of chemistry. Lithium-ion is the universe. You can have one type of battery. And there are other issues. It’s not innocuous scrap metal, it has safety implications, right? Take a pack out of a Tesla, it’s massive, and it also has thermal electrical risk, right? So, before you even get into the whole discussion around how do you do this and how we make money, you first have to tackle those fundamental technical problems, and that’s actually what happens at our spoke, and that’s what we’ve already addressed. So, that’s one part of it.

The second part of it is, when we get into our hub, further challenges means there’s barriers to entry. We use hydrometallurgy wet chemistry, and people will say, “Oh, well, hydrometallurgy, isn’t that used in other places?” Well, it’s just a toolkit, right? Imagine you have a toolkit of different things you can do. Well, the interesting thing in our space is there’s no geology that contains lithium, nickel, cobalt, all these materials together and is variable and in that high content. So, you can use the same units, if you will, or unit operation, but you need to work through, okay, how do you actually do that economically, how do you minimizes losses, how do you maximize your recovery rate. So, that’s just a bit of a flavor of what you have to work through.

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What it boils down to is time. This is fundamental, you know, scale-up engineering, technical, hard tech type of challenge. It doesn’t matter, actually, how much money you probably throw at it to begin, you just need to work through those things. So, that’s (cross talking).

Dan Ives

And you’ve built that. But, it goes back to your vision five—because, like five years, I mean, you talked—when you and your partner, when you guys built this, at the time everyone was like, “What are you doing?”

Ajay Kochhar

Yes, what are we doing?

Dan Ives

Now, it looks genius, but at the time, right, it was …

Ajay Kochhar

Right, exactly.

Dan Ives

But just go back, just give a little context of where we were and where we are.

Ajay Kochhar

Yes. I mean, 2016, right, or ’15 even, right, when we started thinking about this, a very different space, right, EV penetration way lower. There were still questions around the time—still at the time around how real is this, is it happening. You might remember that, right? It ebbed and flowed even from like 2010 and ’11, and so, but come 2016, it was clear to us that, no, no, this is happening, and there’s a lot of work to go through the supply chain, but it’s happening. So, we launched the business and left our jobs. We were at a global engineering firm building these plants in the lithium space, but we would still get asked, “Hey guys, what are you doing? Isn’t this like 10 years away?” What that misses, though, is what I was mentioning in the opening, is it’s kind of a two-step need, and this is coming to the commercial barriers of entry that I mentioned.

Before you even have the end-of-life batteries, and we’ll get into end-of-life batteries today, but there’s this massive need for scaling of battery cell manufacturing, and as you said, Dan, every cell is going to be used, this needs to grow massively, and as you do that, as you make cells, there’s natural waste. There’s typically at least 5% to 10% of the output of a factory for cell manufacturing. So, that’s step one. To give a sense of scale, last year 465,000 tons per year of batteries held for recycling; in 2025, expect 1.3 million tons globally. That is mainly driven off of manufacturing scrap growth, not really end-of-life, right? To put some numbers to that, that’s about $7 billion to about $7.5 billion of value. That was the misnomer that I think people didn’t really realize early on, is, oh, as you scale the supply chain, there’s actually a big need to start, and that’s good for us, and now we’re already here, and we’ve brought the customers along, qualified with them on the way in and the way out, and that’s before we even get to the tsunami that people can conceptualize, which is, okay, in 10 years you’re going to have a lot of end-of-life batteries, right? Being in the business, we’ve managed to develop benefit, but those become barriers to entry for people.

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Dan Ives

Great, and can you—so let’s just talk about the next, whether it’s 12, 18 months, just talk about—of course, you’ve grown from a capital perspective, but what are the main things investors are looking for, whether it’s the buildouts, what’s happening in Rochester, other hubs? Could you maybe talk about, from a target milestone perspective, how investors should be looking at the story?

Ajay Kochhar

Yes, for sure, for sure. I’m going to break it into two—let’s do two areas of catalysts. We’re going to talk about the rollout of the facilities and then just say global and commercial aspects.

On the first, obviously, the hub in Rochester, we’re at the point of execution. We have 45 people working on that project right now. Why Rochester, by the way? It’s Eastman Business Park. Great chemical infrastructure, labor, very good support from the state. For that project, in particular, some key milestones, just to lay it out, two simple ones. By the end of this year, 2021, we are targeting to break ground, and at the end of 2022, early 2023, we want to be constructed and ramping up with that facility. We’re well into the inertia around that, and, again, a lot of people work on that project. So, that’s something to keep an eye out for investors. Then, second pull, we have a global plan for 20 total spokes for us. To remind everybody, we have two spokes today, one at late-stage development. So, there’s a lot of buildout to go. That’s a five-year plan.

So, just keep an eye out, I would say, for subsequent developments around that, and announcements where we’re going to be, why, and the partners associated, and the commercial aspects (inaudible).

Dan Ives

Awesome. So, let’s think, you know, last week, Biden, infrastructure, $174 billion, EV, or electrification. How does that potentially impact your company, I mean, especially being it’s a domestic play, and it’s really the domestication, what we’re seeing on EVs? Now, of course, there’s a lot that wasn’t in the details, we need to see how it all plays out on the hill, but can you just talk about that from a high level, how you’re thinking about that, and maybe impact on the industry and your company?

Ajay Kochhar

Yes, for sure. I mean, $174 billion of spend towards EVs, we know that number, but within that, it was interesting, you know, comments. So, $12.5 billion of that which has been allocated towards battery manufacturing, which is interesting. I think, too, is what is this going to mean, right, and I think it’s encouraging to see the renewed sense of urgency around this. We are so behind in so many ways. But, in a way, this whole ecosystem today, with the companies that are around and the whole ecosystem focus, it’s great. This is almost the last moment we have to really try and take surface.

I think one thing for people to take in is, and how it relates to us, when you go big in this space and you’re domestifying, or bringing domestically those different parts of the supply chain, it’s a full supply chain effort, right? People think EV manufacturing and cell manufacturing, but we also need the critical materials in the cathode manufacturing. That basically makes up that whole chain. Because, if you don’t have a single part of that, now it kind of defeats the purpose, because you have materials that are part of the chain that are just going to go back through a different supply chain. So, this means massive growth investment across all parts of the supply chain.

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On recycling, from a critical materials standpoint, it’s a little tricky. You can’t change your geology in your country. From a mining perspective, it is what it is. So, what’s the best other resource that a country can tap into for lithium, nickel and cobalt? Well, it’s the aboveground resources, right? The thing sitting in our drawers at home is probably one of the best sources of manufacturing scrap of lithium, nickel and cobalt that any country could get. So, recycling is a very critical part of that. We cannot have the critical materials be a bottleneck for this. This is a much, much quicker way, much cleaner way, more carbon dioxide-friendly in terms of footprint, to produce these materials than trying to go all out on mining, and we need mining, but that’s how it fits into the supply chain.

Dan Ives

Yes, and just tell us maybe a little about the lithium-ion batteries that come into your spoke center, you know, in terms of what types of products are in there, in terms of (inaudible) coming in? I mean, maybe if you can just sort of get to the next level on that.

Ajay Kochhar

Yes, for sure, and let me talk about this today and the medium term. Today, and this is in the public Investor Presentation that’s out there, about 50% of what we get is consumer electronic, textiles, cellphone, mobile phone batteries, laptops, tablets, etc. So, these are collected, sorted, aggregated, and then come to us through channel partners. Then, the second, and big growing stream, and this will look to the future, is really the manufacturing scrap. Let’s just dive a little deeper on that, because I keep mentioning it.

Dan Ives

Sure.

Ajay Kochhar

People might think, okay, well, why do we get so much waste from manufacturing? Well, it’s a natural part of the cell manufacturing, battery manufacturing process. When you make a cathode or you go into the actual cell, depending on the form factor, every step of the way, either there’s some level of yield loss, you know, offcuts or similar, or quality rejects, right? There’s a very high bar for quality when it comes, of course, to lithium-ion batteries.

I’ll give you an example. Take a 35 gigawatt hour lithium-ion battery manufacturing facility. I throw out this number of 5% to 10% of their output being manufacturing scrap or rejects. Okay, well, how much is that in terms of batteries? Say then on upper end 3.5 gigawatt hours of battery scrap. Well, a conversion factor is roughly every gigawatt hour is about 5,000 tons, roughly, of lithium-ion batteries available for recycling. So, 3.5 gigawatt hours of manufacturing scrap from one facility is over 15,000 tons per year of lithium-ion batteries available for recycling. We are today 10,000 tons per year and we’re the largest commercial recycler in North America. So, now you can start to see, okay, you start adding all these facilities in the pipeline, you get a huge step-change of material.

Speaking in the future, lastly, hence, in a couple of years—and this is right from our customer network today—it is going to be the case that manufacturing scrap, proportionately, is more like 68% to 70% of our overall feed mix, and that’s before the future where you’re going to have the really end-of-life, EV, and think even broader, micro-mobility appliances, marine, you name it, right, in terms of batteries coming to us.

So, that’s how it is today and how it’s going to evolve.

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Dan Ives

But even to that point, how have things changed in the last six months, the last year? Is there a change just given what we’re seeing from an end user perspective? Are you’re starting to get more and more calls? Maybe it was a push, now it’s a pull. Like, just talk about that dynamic, just given everything we’re seeing domestically?

Ajay Kochhar

For sure, and I think it’s two parts, because we actually have two customers. One is on the way in, so battery supply on the way in, and then who we sell the product to. For now, big manufacturers are trying to link that up, but it is still a little bit bifurcated, right, because the supply chain is multi-step, not all manufacturers have a very vertically integrated plan.

Speaking of what Dan just said, on the way in, I’d say, even the last 12/18 months, just the sheer growth and the surprise to the upside around how much material there is to actually be recycled. We have to keep re-baselining and thinking about, okay, well, we have to keep up here. So, there’s been a huge—it’s a pull. I’d say pre that, maybe early days, a lot of planning, but it was more just (inaudible) think about like post-consumer, right? So, that’s been a big change.

Then, on the way out, our materials, lithium, nickel, cobalt, from the hub, that’s like the end customer and then going back into the supply chain. I’d say a couple of years ago, especially early on, there was a lot of industry discussion and skepticism, saying, hey, recycled material, is it as good as virgin, and now that we’ve gone through our validation, we’ve produced those materials, qualified them, shown that they’re of the same spec, if not greater, that skepticism has gone away, and I’d say it’s actually flipped, where those consumers of those materials now also are looking for added transparent secure sources of lithium, nickel and cobalt. So, the end product side has a huge pull. It just makes logical sense, right, given the plans that we’ve seen, how fast it’s changed, how quick everything needs to scale. The raw materials or the critical materials is a bottleneck. So, big change in the last years.

Dan Ives

Then, also, in theory, with battery technology continuing to innovate, (inaudible) lifecycle of batteries, that whole recycling of batteries from the first wave could come sooner.

Ajay Kochhar

Yes, it could. I think the manufacturing scrap is for sure. One thing that’s interesting, we do get end-of-life EV batteries today. We have a variety of customers, 14 battery EV manufacturing customers. So, we get recalls, keep in mind. Of course, no manufacturer wants to have a recall, but it happens.

Dan Ives

Sure.

Ajay Kochhar

Defective, damaged, gets in accidents. Then, by the application—like, buses, for example, very high duty cycle, right, and, hence, low calendar life, so we get those a lot sooner than, say, a passenger EV. There’s been a lot of surprises in that way. We’re pretty conservative on how we forecast it, but it keeps surprising the other direction, which is …

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Dan Ives

You mean surprising in terms of just the accelerated versus …

Ajay Kochhar

Acceleration, but how much material is actually available and how quickly and where. Because, originally, when we started the business, we thought it was like way, way off. We knew that manufacturing scrap was sooner. But, we have a lot of EV customers, right, and people also should remember hybrids some five, six years ago also switched to lithium-ion, so we’re starting to get those …

Dan Ives

Yes, and that’s all coming, too.

Ajay Kochhar

… heading into EVs. Yes, yes.

Dan Ives

In terms of everything we’re seeing domestically, what’s maybe—as you guys have built your business, what’s—you’ve had a tremendous amount of success, but like what surprised you, maybe, from an opportunity that you weren’t expecting, but then may be a challenge? Like, what’s been something that maybe the team thought was going to be easier, whether it was to build or from a customer, but ultimately that was more of a challenge on both sides?

Ajay Kochhar

Yes, yes. So, to an opportunity perspective and just a surprise, I think early days, it wasn’t clear, right, how much battery manufacturing we would be getting in North America, and when it comes to our feeds in, we obviously have post-consumer scooters, imagine the whole variety of things that we get, but the manufacturing scrap is obviously a big step-change. So, I’d say that keeps growing, obviously, and we’ll need to continue growing. So, that’s been a positive surprise. We knew it would have to come, but we didn’t have clarity five years ago what was going on there. So, that’s been good.

I’d say on the challenge side, I think it’s the whole—it’s something we knew, and I wouldn’t say something that we didn’t prepare for, but this is another, I’d say, probably challenge for others who may get into this. There’s a huge level of operationalizing that needs to happen to actually do this. Some of the things might sound super-mundane, but just down to how do you actually transport batteries, how do you store batteries, you know, batteries available for recycling, what’s the right way to do that, what’s the safety precautions that are needed and prevention associated, right? Those become—and the challenge was that there’s no blueprint. This really hasn’t been done before at a large scale. So, we’ve had to double-down, and then we have ISO certify, and a whole bunch of things. But, that’s something we knew was a big deal, but I’d say early days, it wasn’t just kind of like, okay, we’ll work that out. But, it actually is a whole range of things you have to operationalize to make it happen, I’d say.

Dan Ives

And maybe even here on that, tell us about capacity. Once Rochester really starts firing on all cylinders, could you maybe just give us some goalposts around capacity that you’ve talked about?

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Ajay Kochhar

Yes, for sure. So, let me talk about today and then the future. Today, we have two commercial operating spokes. Each takes 5,000 tons per year of batteries in. We have one in Kingston, Ontario, Canada. We have a second in Rochester, New York, as well. Just for clarity, in that Eastman Business Park, we’re doing a spoke and a hub. Both are commercially operating. We’re 100-plus employees today. That’s 10,000 on the spoke side. On the hub side—again, this is now near, medium term—that facility is going to be a 60,000 ton per year equivalent of batteries in. We do 12 spokes to every hub. Why do we do that? It’s for economies of scale of the hub facility.

I’ll also give the capacity on the way out. We’ll be producing over 5,000 tons per year of lithium carbonate, over 2,000 tons per year of cobalt metal equivalent, and over 4,000 tones per year of nickel metal equivalent. Just to help contextualize those figures, that’s pretty big on the cobalt side. A lot of the cobalt producers today are in that range just from a mining source, and lithium and nickel, it’s getting up there.

So, that’s kind of near, medium term, and then bigger picture, as I mentioned, 20 spokes total, so 18 incremental, four total hubs, and that will get us to this overall level of 240,000 tons per year of capacity in the next five years. Again, to just contextualize, in the market, in 2025, there’s going to be expected circa 1.3 million tons of batteries for recycling and then growing to about 2.6 million tons by 2030.

So, we’ve had to continue to keep up, and then obviously has revenue that’s driven mainly out of end product sales, so the production of lithium, nickel, cobalt and more. That is how we’ve approached this model, as opposed to historical norm, where people would say, “Hey, pay me to recycle these batteries because it’s cycle waste.” That’s the track that we’re on and very much in execution now.

Dan Ives

Maybe a final question, we’re hitting our time, but you know a lot about this process, and I’m sure the level of detail and understanding the business model is continuing to improve, right, as you’ve done more, but what’s the one either area or question where you still think there’s a lot of misperception? Is it competition, is it capacity? Maybe you could hit on that, from your perspective, in terms of (inaudible)?

Ajay Kochhar

Yes, briefly, just maybe two. I think one is around competition. I think there’s going to be a lot more new flow around this space. I think the thing to dig into there, and just really briefly, basically, you have like pre-processing batteries and post-processing. So, basically, batteries to intermediate product and intermediate product to the end, finished material. From a competitive landscape standpoint, it is a little confusing, the space, and I think just to help elucidate, the front end and intermediate product, there’s going to be numerous initiatives around that, suboptimal ways of doing it, but that’s kind of the regional approach. We have a much more efficient way of doing it, the spoke. But, really, where the market is short is the second step, so production of the end products from those intermediate products, and that’s not outwardly apparent to the public. So, that’s why we’re stepping in with our hub.

I think the secondary, just briefly, is just the economic model. I think people might look at this and initially think, “Oh, okay, you’re taking material from somebody, you make it, you send it back to them.”

Dan Ives

Sure.

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Ajay Kochhar

Actually, it’s a little—it’s quite unlinked right now. When we go back to a cathode maker, it’s not controlled by necessarily the person we’re getting batteries from. It will get there, it’ll take five to 10 years to get there as the supply chain vertically integrates, but those are two discrete nodes today. Hence, our (inaudible).

Dan Ives

Look, it’s obvious. I mean, I think it’s fascinating, what you and the team are doing, and I appreciate you spending time with us and all the investors on the call to really dig into everything Li-Cycle is doing, especially with this green tidal wave domestically.

Ajay Kochhar

It’s my pleasure, Dan.

Dan Ives

Everyone, if they want to contact you directly or through us, just let us know, and everyone just hop on in 10 minutes for the next speaker. And, Ajay, thank you so much for joining.

Ajay Kochhar

Thanks so much, Dan. It’s my pleasure to be here. Thanks, everyone, for your time.

Dan Ives

Bye.

Ajay Kochhar

Thank you. Bye-bye.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

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Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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